

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Eric D. Tanzberger
Senior Vice President and Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

> **Re: Service Corporation International**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed on February 18, 2020**
> **Definitive Proxy Statement on Schedule 14A Filed March 27, 2020**
> **File No. 001-06402**

Dear Mr. Tanzberger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A Filed March 27, 2020

Compensation Discussion and Analysis
Annual Performance-Based Incentives Paid in Cash, page 45

1. We note your disclosure under "Annual Performance-Based Incentives Paid in Cash" that payouts are made to your named executive officers under the Annual Performance-Based Incentive Plan based, in part, on the achievement of "normalized earnings per share" performance targets that were established for the fiscal year ended December 31, 2019. We also note that the number of outstanding shares of your common stock has been significantly reduced as a result of your share repurchases. In future filings, please discuss if and how the share repurchases factored into the manner in which the Compensation Committee set targets and determined whether such targets were met with respect to normalized earnings per share (including whether such repurchases materially affected your calculation of basic earnings per share or diluted earnings per share).

Eric D. Tanzberger
Service Corporation International
November 12, 2020
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2019
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 47

2.   You disclose on pages 38 and 53 that trust investments include marketable securities that are classified as available-for-sale and that these investments are assessed for other-than-temporary declines in fair value. In discussing your trust investments on page 40, you also state that your market-sensitive instruments and positions are considered to be "other-than-trading". Please tell us how you concluded the cash flows related to your trust investments represent operating activities, rather than investing activities. Also, explain your basis for not classifying fixed income instruments as trading and recording their unrealized gains (losses) through earnings, if their cash flow activity is included in operating activities. Refer to ASC 230-10-45-11, ASC 230-10-45-12(b), ASC 230-10-45-13(b), ASC 320-10-35-1(a) and 320-10-45-11.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services